Akerna Corp.

1601 Arapahoe St.

Denver, Colorado 80202

November 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Edwin Kim and Jan Woo

Re:	Akerna Corp.
Registration Statement on Form S-3 (File No. 333-232694)
Acceleration Request

Dear Mr. Kim and Ms. Woo:

Pursuant to Rule 461 of the rules and regulations promulgated under the under the Securities Act of 1933, as amended, Akerna Corp. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Standard Time on November 6, 2019, or as soon as practicable thereafter.

Very truly yours,

/s/ Jessica Billingsley
Name: Jessica Billingsley
Title: Chief Executive Officer